UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ) *

Rice Acquisition Corp.
(Name of Issuer)
Class A Common Stock, $.0001 par value
(Title of Class of Securities)
762594109
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762594109

1	NAMES OF REPORTING PERSONS Kensico Capital Management Corp.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-4079277
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	2,000,000
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, IA

CUSIP No. 762594109

1	NAMES OF REPORTING PERSONS Michael B. Lowenstein
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	2,000,000
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN, HC

CUSIP No. 762594109

1	NAMES OF REPORTING PERSONS Thomas J. Coleman
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	2,000,000
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN, HC

CUSIP No. 762594109

Schedule 13G

Item 1.
(a)	Name of Issuer:
Rice Acquisition Corp.
(b)	Address of Issuer’s Principal Executive Offices:
102 East Main Street, 2nd Story Carnegie, PA 15106
Item 2.
(a)	Name of Person Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
	(i)	Kensico Capital Management Corp. (“KCM”);
	(ii)	Michael Lowenstein (“Mr. Lowenstein”); and
	(iii)	Thomas J. Coleman (“Mr. Coleman”).
The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

KCM is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity KCM has voting and dispositive power over such securities. Mr. Lowenstein and Mr. Coleman are the Co-Presidents of KCM

(b)	Address of Principal Business Office:
For each Reporting Person: 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830
(c)	Citizenship:
	KCM	Delaware
	Mr. Lowenstein	United States
	Mr. Coleman	United States
(d)	Title and Class of Securities:
Class A Common Stock, $0.0001 par value (“Class A Common Stock”)
(e)	CUSIP No.:
762594109

This is the CUSIP number for the Issuer’s Class A Common Stock. The CUSIP number for the Issuer’s Units is 762594208. (See Item 4.)

CUSIP No. 762594109

Item 3.	For statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(i)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(j)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
[ ]
Item 4.	Ownership
(a) through (c)

The information set forth in the cover pages to this Schedule 13G is incorporated herein by reference.  Ownership is stated as of December 31, 2020 and percentage ownership is based on 23,727,500 shares of Class A Common Stock outstanding as of December 3, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on December 3, 2020.
The Reporting Persons hold the Issuer’s Units, each consisting of one share of Class A Common Stock and one half of one warrant to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (“Units”).  The warrants are not exercisable as of or within 60 days of December 31, 2021, and so the ownership reported herein relates solely to the Class A Common Stock underlying the Reporting Persons’ Units and does not give effect to the warrants.

CUSIP No. 762594109

Item 5.	Ownership of Five Percent or Less of a Class.
No Applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that it directly owns.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 762594109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

KENSICO CAPITAL MANAGEMENT CORP.

By:	/s/ Michael B. Lowenstein
Name:	Michael B. Lowenstein
Title:	Authorized Person

MICHAEL B. LOWENSTEIN

/s/ Michael B. Lowenstein

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

CUSIP No. 762594109

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit (the “Schedule 13G”), and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  February 12, 2021

KENSICO CAPITAL MANAGEMENT CORP.

By:	/s/ Michael B. Lowenstein
Name:	Michael B. Lowenstein
Title:	Authorized Person

MICHAEL B. LOWENSTEIN

/s/ Michael B. Lowenstein

THOMAS J. COLEMAN

/s/ Thomas J. Coleman